Exhibit 99.1
ADOLF ADRION APPOINTED CEO OF CP SHIPS
GATWICK, UK (2nd January 2006) — The board of CP Ships Limited has appointed Adolf Adrion new CEO effective 1st January 2006 following the completion of the acquisition of CP Ships by Hapag-Lloyd at the end of 2005 The new CFO will be Ulrich Kranich, effective 1st February 2006.
Mr Adrion, also executive board member of Hapag-Lloyd AG, is retaining his previous responsibilities and is taking over from former CP Ships CEO Ray Miles, who stepped down from his post on 31st December 2005.
Mr Kranich, also CFO of Hapag-Lloyd AG, will also retain his previous duties. He will succeed current CFO Ian Webber who will leave his post at the end of January.
Adolf Adrion joined Hapag in 1957 and assumed various management functions. He was appointed a member of the executive board of Hapag-Lloyd AG in 2004. Adrion is CEO of Hapag-Lloyd Container Line. He is also chairman of the Far Eastern Freight Conference (FEFC), as well as chairman of the World Shipping Council and chairman of the Box Club, both important international container shipping industry associations.
Ulrich Kranich, a business economics graduate who has held various positions at Hapag-Lloyd since 1975, is responsible for the group finances area. In 1997, he was appointed manager of Hapag-Lloyd Container Line, being responsible in this position for the entire fleet expansion as well as the controlling of ship and container system costs worldwide.
The chairman of the CP Ships board of directors (comparable to a supervisory board in Germany) and chairman of the Hapag-Lloyd executive board, Michael Behrendt, emphasized that these appointments are crucial steps in the process of the integration of the two companies.
“This is an ideal constellation. We are pooling the top expertise at CP Ships and Hapag-Lloyd, thus maintaining continuity as well as driving forward our integration as envisaged for completion by 2007,” Mr Behrendt noted.
In addition to Michael Behrendt as chairman, the members of the board of directors of CP Ships are Adolf Adrion, Brian Westlake, a lawyer based in Toronto, and Holger Oetjen, manager of Hapag-Lloyd Canada.

With its acquisition of CP Ships, Hapag-Lloyd has joined the Top 5 in global container shipping. Hapag-Lloyd and CP Ships have a combined fleet of about 140 vessels with a total capacity of 410,000 containers (TEU). Hapag-Lloyd is a company of TUI AG, based in Hanover/Berlin.
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CONTACT
Elizabeth Canna, VP Group Communications, CP Ships
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
or
Klaus Heims, Director Public Relations, Hapag-Lloyd
Telephone: +49 40 3001 22 63
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